Exhibit 99.1

Contacts:
Investors	Media
Traci McCarty	Debra Charlesworth
BioMarin Pharmaceutical Inc.	BioMarin Pharmaceutical Inc.
(415) 455-7558	(415) 455-7451

January 30, 2015

For Immediate Release

Prosensa Announces Intent to Voluntarily Delist from NASDAQ

Leiden, The Netherlands, Jan. 30, 2015 – Prosensa Holding N.V. (NASDAQ: RNA) (“Prosensa” or the “Company”), the biopharmaceutical company focusing on RNA-modulating therapeutics for rare diseases with high unmet need, announced today that it intends to voluntarily delist the registered shares of the Company, nominal value €0.01 per share (the “Shares”), from the NASDAQ Global Select Market (“NASDAQ”). Upon satisfaction of the applicable requirements for deregistration, Prosensa also intends to deregister the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to suspend its reporting obligations under the Exchange Act once it is eligible to do so.

As previously disclosed, BioMarin Falcons B.V. and BioMarin Giants B.V., both indirect or direct subsidiaries of BioMarin Pharmaceutical Inc. (together, “Purchaser”), commenced a tender offer for all of Prosensa’s outstanding Shares at a purchase price of $17.75 per Share, net to the seller in cash (the “Cash Consideration”), plus one non-transferrable contingent value right (“CVR”) per Share, which represents the contractual right to receive cash payments of up to $4.14 per Share in the aggregate upon the achievement of certain product approval milestones, without interest thereon and less any applicable withholding taxes (the “Offer”). The subsequent offering period for the Offer expired at 6:00 p.m., New York City time, on January 29, 2015, and Purchaser has accepted for payment and paid for all Shares validly tendered pursuant to the Offer (including during the subsequent offering period), constituting approximately 96.76% of Prosensa’s outstanding Shares.

Now that the Offer has closed, BioMarin and Purchaser intend to complete a corporate reorganization of Prosensa and its subsidiaries through a sale of all of Prosensa’s assets to, and assumption of all of Prosensa’s liabilities by, BioMarin Falcons or its designee (the “Asset Sale”), followed by the dissolution and liquidation of Prosensa. In conjunction with the Asset Sale, Prosensa will issue an advanced liquidation distribution to its remaining shareholders with each remaining shareholder receiving a cash payment equal to the Cash Consideration per Share as well as one CVR per Share, without interest thereon and less any applicable withholding taxes. If a shareholder of Prosensa holds its shares of Prosensa through the Depositary Trust Company, the shareholder will receive its advanced liquidation distribution through the Depositary Trust Company. Following the Asset Sale and advanced liquidation distribution, Prosensa is not expected to have any assets and no further distributions are expected to be made.

In light of the fact that the Offer has closed and that Purchaser intends, as described above, to complete the acquisition by effecting the Asset Sale, as well as certain other factors, Prosensa has determined to cause the listing of the Shares to be withdrawn from NASDAQ. In accordance with this decision, the Company notified NASDAQ of its intent to remove its Shares from listing on NASDAQ and its intent to file a Form 25, Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act (“Form 25”), with the SEC to delist and/or deregister the Shares. We anticipate trading of the Shares on NASDAQ will be suspended shortly after the filing of the Form 25.

Upon satisfaction of the applicable requirements for deregistration, Prosensa also intends to file a Form 15 with the SEC under the Exchange Act, requesting the deregistration of the Shares under the Exchange Act and the suspension of the Company’s reporting obligations under the Exchange Act.

The Company reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

About Prosensa Holding N.V.

Prosensa is a biotechnology company engaged in the discovery and development of RNA-modulating therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy, Myotonic Dystrophy and Huntington’s disease.

Prosensa’s current portfolio includes six compounds for the treatment of DMD, all of which have received orphan drug status in the United States and the European Union. The compounds use an innovative technique called exon-skipping to provide a personalized medicine approach to treat different populations of DMD patients. www.prosensa.com

Safe Harbor Statement

Some of the statements contained in this announcement are forward-looking statements, including statements regarding the expected consummation of the Asset Sale and advanced liquidation distribution, which involves a number of risks and uncertainties, the possibility that the transaction will not be completed and other risks and uncertainties discussed in Prosensa’s public filings with the SEC, including the “risk factors” sections of Prosensa’s annual report on Form 20-F for the year ended December 31, 2013, as well as the tender offer documents filed by BioMarin and the solicitation/recommendation statement filed by Prosensa. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements. these statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. BioMarin and Prosensa disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this report or otherwise.